Exhibit 4.12

DESCRIPTION OF SECURITIES
DESCRIPTION OF OUR COMMON SHARES
The following summary of the material terms and provisions of our common shares does not purport to be complete and is subject to the detailed provisions of our declaration of trust (“Declaration of Trust”) and our bylaws (“By-Laws”), each as supplemented, amended or restated, and each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.11 is a part. You should carefully read each of these documents in order to fully understand the terms and provisions of our common shares.

General

Under our Declaration of Trust, we have the authority to issue up to 1,400,000,000 shares of beneficial interest, par value $0.0001 per share, of which 600,000,000 shares are classified as common shares, 700,000,000 are classified as excess stock, or excess shares, and 100,000,000 shares are classified as preferred stock, or preferred shares, including 3,100,000 preferred shares classified as 6.50% Series C Cumulative Convertible Preferred Stock, $0.0001 per value per share.

Terms

Subject to the preferential rights of any other shares or class or series of our equity securities and to the provisions of our Declaration of Trust regarding excess shares, holders of common shares are entitled to receive dividends on such common shares if, as and when authorized by our board of trustees and declared by us out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class of shares having a preference on distributions in liquidation, dissolution or winding up of us will be entitled.

Subject to the provisions of our Declaration of Trust regarding excess shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees and, except as otherwise required by law or except as otherwise provided in our Declaration of Trust with respect to any other class or series of shares, the holders of common shares will possess exclusive voting power. In uncontested elections of trustees at a meeting duly called at which a quorum is present, the affirmative vote of a majority of the total votes cast by shareholders entitled to vote is sufficient to elect a trustee nominee. In contested elections at a meeting duly called at which a quorum is present, a plurality of votes cast by shareholders entitled to vote is required for the election of a trustee. A majority of the votes cast means that the number of shares voted “for” a trustee nominee must exceed the number of votes cast “against” or “withheld” with respect to such trustee nominee. Votes “against” or “withheld” with respect to a nominee will count as votes cast with respect to that nominee, but “abstentions” and broker non-votes with respect to that nominee will not count as votes cast with respect to that nominee. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining common shares will not be able to elect any trustees.

Subject to the provisions of our Declaration of Trust regarding excess shares, holders of common shares have no conversion, sinking fund or redemption rights or preemptive rights to subscribe for any of our securities.

We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent registered public accounting firm.

Subject to the provisions of our Declaration of Trust regarding excess shares, all of the common shares have equal dividend, distribution, liquidation and other rights and generally have no preference, appraisal or exchange rights.

Restrictions on Ownership

For us to qualify as a REIT under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, among other things, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, among other purposes, our Declaration of Trust contains restrictions on the ownership and transfer of our shares.

Transfer Agent

The transfer agent and registrar for the common shares is Computershare Shareowner Services (“Computershare”).

DESCRIPTION OF OUR PREFERRED SHARES

The following summary of the material terms and provisions of our preferred shares does not purport to be complete and is subject to the detailed provisions of our Declaration of Trust (including any applicable articles supplementary, amendment or annex to our Declaration of Trust designating the terms of a series of preferred shares) and our By-Laws, each as supplemented, amended or restated, and each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.11 is a part. You should carefully read each of these documents in order to fully understand the terms and provisions of our preferred shares.

General

Under our Declaration of Trust, we have the authority to issue up to 100,000,000 preferred shares, of which 3,100,000 shares are classified as 6.50% Series C Cumulative Convertible Preferred Stock (the “Series C Preferred Shares”).

Subject to limitations prescribed by Maryland law and our Declaration of Trust, our board of trustees is authorized to classify and reclassify any unissued shares and to set the number of shares constituting each class or series of preferred shares and the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption. The preferred shares will, when issued against payment therefor, be fully paid and nonassessable and will not be subject to preemptive rights, unless determined by our board of trustees. Our board of trustees could authorize the issuance of preferred shares with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of common shares might believe to be in their best interests or in which holders of common shares might receive a premium for their common shares over the then-current market price of their shares.

Terms of Our 6.50% Series C Cumulative Convertible Preferred Stock

General. In December 2004 and January 2005, we sold an aggregate 3,100,000 Series C Preferred Shares. The Series C Preferred Shares are convertible into common shares and are listed on the New York Stock Exchange under the symbol “LXPPRC.”

Dividends. Subject to the preferential rights of the holders of any class or series of shares ranking senior to the Series C Preferred Shares as to dividends, the holders of the Series C Preferred Shares are entitled to receive, when, as and if authorized by the board of trustees and declared by us, out of funds legally available for the payment of dividends, cumulative cash dividends at a rate of 6.50% per annum of the $50.00 liquidation preference per share (equivalent to $3.25 per year per share).

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of us, holders of the Series C Preferred Shares (and of the excess shares converted from Series C Preferred Shares, if any) will have the right to be paid out of our assets legally available for distribution to our shareholders $50.00 per share, plus accrued and unpaid dividends (whether or not declared) to ~~and including~~ the date of payment, before any payments are made to the holders of common shares and any other shares ranking junior to the Series C Preferred Shares as to liquidation rights. The rights of the holders of the Series C Preferred Shares to receive their liquidation preference will be subject to the proportionate rights of each other series or class of our capital shares ranking, as to liquidation rights, on a parity with the Series C Preferred Shares. The consolidation or merger of LXP with or into any other trust, corporation or entity, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will not be deemed to constitute a liquidation, dissolution or winding up of the affairs of us.

Redemption. We may not redeem the Series C Preferred Shares unless necessary to preserve our status as a REIT.

Conversion Rights. The Series C Preferred Shares may be converted by the holder, at its option (the “Optional Conversion”), into common shares, at a conversion rate of 2.4339 common shares per $50.00 liquidation preference, as of December 31, 2023, which is equivalent to a conversion price of approximately $20.54 per common share (subject to adjustment in certain events).

Company Conversion Option. We may, at our option, cause the Series C Preferred Shares to be automatically converted into that number of common shares that are issuable at the then prevailing conversion rate (the “Company Conversion Option”) in the following circumstances. We may exercise our conversion right only if, for at least twenty (20) trading days within any period of thirty (30) consecutive trading days (including the last trading day of such period), the closing price of the common shares equals or exceeds 125% of the then prevailing conversion price of the Series C Preferred Shares. In addition, if there are fewer than 25,000 Series C Preferred Shares outstanding, we may, at our option, cause all of the outstanding Series C Preferred Shares to be automatically converted into that number of common shares equal to $50.00 divided by the lesser of the then prevailing conversion price and the current market price for the five trading day period ending on the second trading day immediately prior to the conversion date.

Settlement. Upon conversion (whether pursuant to an Optional Conversion or the Company Conversion Option), we may choose to deliver the conversion value to investors in cash, common shares or a combination of cash and common shares.

We can elect at any time to obligate ourselves to satisfy solely in cash, the portion of the conversion value that is equal to 100% of the liquidation preference amount of the Series C Preferred Shares, with any remaining amount of the conversion value to be satisfied in cash, common shares or a combination of cash and common shares. If we elect to do so, we will notify holders at any time that we intend to settle in cash the portion of the conversion value that is equal to the liquidation preference amount of the Series C Preferred Shares. This notification, once provided to holders, will be irrevocable and will apply to future conversions of the Series C Preferred Shares even if the shares cease to be convertible but subsequently become convertible again.

Payment of Dividends Upon Conversion. With respect to an Optional Conversion, upon delivery of the Series C Preferred Shares for conversion, those Series C Preferred Shares will cease to accumulate dividends as of the end of the day immediately preceding the conversion date and a holder of such converted Series C Preferred Shares will not receive any cash payment representing accrued and unpaid dividends on the Series C Preferred Shares, whether or not in arrears, except in certain limited circumstances. With respect to the Company Conversion Option, a holder of such converted Series C Preferred Shares will receive a cash payment for all unpaid dividends in arrears. If we exercise the Company Conversion Option and the conversion date is on or after the record date for payment of dividends and before the corresponding dividend payment date, such holder will also receive a cash payment for the dividend payable for such period. If we exercise the Company Conversion Option and the conversion date is prior to the record date for payment of dividends, such holder will not receive payment for any portion of the dividend payable for such period.

Conversion Rate Adjustments. The conversion rate is subject to adjustment upon the occurrence of certain events, including if we distribute in any quarter to all or substantially all holders of common shares, any cash, including quarterly cash dividends, in excess of an amount per common share (subject to adjustment), which is currently approximately $0.38.

Fundamental Change. Upon the occurrence of certain fundamental changes in LXP, a holder may require us to purchase for cash all or part of its Series C Preferred Shares at a price equal to 100% of their liquidation preference plus accrued and unpaid dividends, up to, but not including, the fundamental change purchase date.

Rank. With respect to the payment of dividends and amounts upon liquidation, dissolution or winding up, the Series C Preferred Shares rank (i) senior to all classes or series of common shares and to all equity securities ranking junior to the Series C Preferred Shares, (ii) on a parity with all equity securities the terms of which specifically provide that such equity securities rank on a parity with the Series C Preferred Shares, and (iii) junior to all equity securities the terms of which specifically provide that such equity securities rank senior to the Series C Preferred Shares.

Voting Rights. Holders of the Series C Preferred Shares generally have no voting rights. However, if we do not pay dividends on the Series C Preferred Shares for six or more quarterly periods (whether or not consecutive), the holders of the Series C Preferred Shares voting together as a class with all other classes or series of our equity securities ranking on parity with the Series C Preferred Shares which are entitled to similar voting rights, will be entitled to vote at the next annual meeting of our shareholders and at each subsequent annual meeting for the election of two additional trustees to serve on our board of trustees until all unpaid cumulative dividends have been paid or declared and set apart for payment. The holders of Series C Preferred Shares and all other classes or series of our equity securities ranking on parity with the Series C Preferred Shares which are entitled to similar voting rights will be entitled to one vote per $25.00 of liquidation preference (i.e., two votes for each Series C Preferred Share). In addition, the affirmative vote of at least two-thirds of the Series C Preferred Shares, and all other classes or series of our equity securities ranking on parity with the Series C Preferred Shares which are entitled to similar voting rights, voting together as a class, is required for us (i) to authorize, create or increase the authorized or issued amount of any class or series of shares ranking senior to the Series C Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolutions or winding up of our affairs or (ii) to amend, alter or repeal our Declaration of Trust (whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise) in a manner that materially and adversely affects the rights of the Series C Preferred Shares; provided, however, with respect to the occurrence of any event described in clause (ii) above, so long as the Series C Preferred Shares remain outstanding with the terms thereof materially unchanged (taking into account that, upon the occurrence of such an event, we may not be the surviving entity), the occurrence of such an event will not be deemed to materially and adversely affect the rights of the Series C Preferred Shares and holders of Series C Preferred Shares and such holders will not have any voting rights with respect to the occurrence of the event or the holders thereof.

Restrictions on Ownership

For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist us in meeting this requirement, among other purposes, our Declaration of Trust contains restrictions on the ownership and transfer of our shares, including our preferred shares.

Transfer Agent

The transfer agent and registrar for our Series C Preferred Shares is Computershare.

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND
ANTI-TAKEOVER PROVISIONS
Restrictions Relating to REIT Status

For us to qualify as a REIT under the Code, among other things, not more than 50% in value of our outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of beneficial interest must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To assist us in continuing to remain a qualified REIT, among other purposes, our Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value of our equity shares, defined as common shares or preferred shares. We refer to this restriction as the Ownership Limit. Our board of trustees may exempt a person from the Ownership Limit if upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to our board of trustees is presented that the exemption will not result in us having fewer than 100 beneficial owners or in us being “closely held.” Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in the equity shares being owned by fewer than 100 persons or result in us being “closely held” within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to such equity shares. The foregoing restrictions on transferability and ownership will not apply if our board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
In addition, equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit or that would cause us to become “closely held” within the meaning of the Code, will automatically be converted into an equal number of excess shares that will be ~~t~~ransferred, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of beneficial interest in us may be ultimately transferred without violating the Ownership Limit. While the excess shares are held in trust, they will not be entitled to vote (except as required by Maryland law), they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid on excess shares prior to our discovery that equity shares have converted for excess shares will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee- shareholder may, at any time the excess shares are held by us in trust, designate a beneficiary of its interest in the trust (representing the excess shares held by the charitable trust attributable to a purported transfer that resulted in the excess shares) if the excess shares would not be excess shares in the hands of the beneficiary and, such transferee-shareholder does not receive a price for such designation that exceeds the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our Declaration of Trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be converted into equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.
In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any excess shares are held by us in trust, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our Declaration of Trust) on the date we exercise our option to purchase. The 90-day period begins on the later of the date of the transfer that resulted in excess stock or the date on which our board of trustees determines in good faith that a transfer resulting in excess shares has occurred, if we do not receive written notice of the transfer or other event resulting in the exchange of equity shares for excess shares.
Any person who acquires or attempts to acquire equity shares in violation of the foregoing restrictions, or any person who is a transferee such that excess shares resulted from such transfer, will be required to give written notice immediately to us of such event and provide us with such other information as we may request in order to determine the effect, if any, of such transfer, or attempted transfer, on our status as a REIT.

All persons who own, directly or indirectly, (i) more than 5% of the outstanding equity shares during any periods in which the number of such beneficial or constructive owners exceeds 1,999, (ii) more than 1% of the outstanding equity shares during any period in which the number of beneficial or constructive owners is fewer than 2,000 or (iii) such lower percentages as required pursuant to regulations under the Code must, within 30 days after January 1 of each year, provide to us a written statement or affidavit stating the name and address of such direct or indirect owner, the number of equity shares owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to us such additional information as we may request in order to determine the effect, if any, of such ownership on our status as a REIT and to ensure compliance with the ownership limitation.

This Ownership Limit may have the effect of precluding an acquisition of control unless our board of trustees determines that maintenance of REIT status is no longer in our best interests.

Authorized Capital

We may issue such shares from time to time in the discretion of our board of trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes or series with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our board of trustees. Our board of trustees is authorized to classify and reclassify any of our unissued shares of beneficial interest by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares. This authority includes, without limitation, subject to the provisions of our Declaration of Trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class.

In some circumstances, the issuance of preferred shares, or the exercise by our board of trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our common shares or seeking to change incumbent management.

Maryland Law

Our Board of Trustees. Our Declaration of Trust and By-laws provide that the number of our trustees may be established, increased or decreased only by a majority of the entire board of trustees.

Removal of Trustees. Our Declaration of Trust provides that, subject to the rights of the holders of any class separately entitled to elect one or more trustees, a trustee may be removed, but only for cause and then only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of trustees.

The shareholders shall elect a successor to fill a vacancy on our board of trustees which results from the removal of a trustee. A trustee elected by the shareholders to fill a vacancy which results from the removal of a trustee serves for the balance of the term of the removed trustee. A majority of the remaining trustees, whether or not sufficient to constitute a quorum, may fill a vacancy on our board of trustees which results from any increase in the authorized number of trustees, or death, resignation, retirement or other cause. A trustee elected by our board of trustees to fill a vacancy serves until the next annual meeting of shareholders and until their successor is elected and qualifies.

Extraordinary Actions, Amendment of Declaration of Trust. Under the Maryland REIT Law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge with, or convert into, another entity unless advised by its board of trustees and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a different percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in its declaration of trust. Our Declaration of Trust provides that those actions, with the exception of certain amendments to our Declaration of Trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon. Under our Declaration of Trust, our dissolution and termination requires the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter.

Amendment to Our By-laws. Subject to the special provisions of the By-laws relating to the power of our board of trustees to establish, increase or decrease the number of trustees, in accordance with our Declaration of Trust, our By-laws may be repealed, altered, amended or rescinded (a) by our shareholders only by the affirmative vote of at least 80% of the votes entitled to be cast in the election of trustees or (b) by vote of two-thirds of our board of trustees.

Meetings of Shareholders. Under our By-laws, annual meetings of shareholders are held on a date and at a time and place, or by means of remote communication, set by our board of trustees. Special meetings of shareholders may be called only by the Chairman of our board of trustees, our President or a majority of our board of trustees. Subject to the provisions of our By-laws, a special meeting of our shareholders to act on any matter that may properly be considered by our shareholders will also be called by our secretary upon the written request of the shareholders entitled to cast not less than 25% of all the votes entitled to be cast at such meeting.

Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Trustee Nominations and New Business. Our By-laws provide that in order to make nominations of individuals for election as trustees or proposals of business to be considered by shareholders at any annual meeting, shareholders generally must provide notice to our secretary not earlier than the 150th day not later than the close of business on the 120th day prior to the first anniversary of the release date of our proxy statement to shareholders in connection with the preceding year’s annual meeting. A shareholder’s notice must contain certain information specified by our By-laws about the shareholder and any proposed business or nominee for election as a trustee, including information about the economic interest of the shareholder and any proposed nominee, and otherwise comply with the terms of the By-laws.

Proxy Access Procedures for Qualifying Shareholders. Our By-laws permit a shareholder, or a group of up to 20 shareholders, that owns 3% or more of our common shares continuously for at least three years to nominate and include in our proxy materials candidates for election as trustees, subject to certain terms and conditions. Such shareholder(s) or group(s) of shareholders may nominate trustee candidates constituting up to the greater of two persons or 20% of our board of trustees up for election, provided that the shareholder(s) and the trustee nominee(s) satisfy the eligibility, notice and other requirements specified in the By-laws.

Business Combinations. Under Maryland law, certain “business combinations” between a Maryland real estate investment trust and an “interested shareholder” or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder became an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities.

An interested shareholder is defined as:
•any person who beneficially owns, directly or indirectly, ten percent or more of the voting power of the trust’s outstanding voting shares; or
•an affiliate or associate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then outstanding shares of the trust.
A person is not an interested shareholder under the statute if the board of trustees approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of trustees may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by the board of trustees.

After the five-year prohibition, any such business combination between the Maryland real estate investment trust and an interested shareholder generally must be recommended by the board of trustees of the trust and approved by the affirmative vote of at least:

•eighty percent of the votes entitled to be cast by holders of outstanding voting shares of the trust; and
•two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if the trust’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of trustees prior to the time that the interested shareholder becomes an interested shareholder.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions. Maryland law provides that holders of “control shares” of a Maryland real estate investment trust acquired in a “control share acquisition” have no voting rights with respect to the control shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are trustees of the trust are excluded from shares entitled to vote on the matter. Control shares are voting shares which, if aggregated with all other shares owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

•one-tenth or more but less than one-third;
•one-third or more but less than a majority; or
•a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the trust may itself present the question at any shareholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the trust may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the trust to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or if any meeting of shareholders at which the voting rights of the shares are considered and not approved, the date of such meeting. If voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

Our By-Laws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Certain Elective Provisions of Maryland Law. Maryland law provides that a Maryland real estate investment trust with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and that has at least three independent trustees, may elect by provision of its declaration of trust or bylaws or by resolution adopted by its board of trustees to be subject to all or any of the following provisions, notwithstanding any contrary provisions contained in its existing declaration of trust or bylaws and without shareholder approval:

•a classified board;
•a two-thirds vote of outstanding shares to remove a trustee;
•a requirement that the number of trustees be fixed only by vote of the board of trustees;
•a requirement that a vacancy on the board of trustees be filled only by the affirmative vote of a majority of the remaining trustees and that such trustee filling the vacancy serve for the remainder of the full term of the class of trustees in which the vacancy occurred and until a successor is duly elected and qualifies; and
•a majority requirement for the calling of shareholder-requested special meetings of shareholders.
We have not elected to be governed by any of these specific provisions. However, our Declaration of Trust and/or By-Laws, as applicable, already provide for an 80% shareholder vote to remove trustees and then only for cause, and that the number of trustees may be determined by a resolution of our board of trustees, subject to a minimum number. In addition, we can elect to be governed by any or all of the foregoing provisions of Maryland law at any time in the future.